

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Channing Au
Chief Financial Officer
Value Exchange International, Inc.
Unit 602, Block B, 6 Floor, Shatin Industrial Centre
5-7 Yuen Shun Circuit
Shatin, N.T., Hong Kong SAR

> **Re: Value Exchange International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-53537**

Dear Channing Au:

We have reviewed your August 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1. We note your statement that you reviewed public filings and material contracts as well as your representation relating to the absence of foreign government representation on your board of directors in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and explain your diligence with respect to your representation relating to the absence of foreign government representation on your board of directors. In addition, please tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

       Please contact Jennifer Gowetski at 202-551-3401 or Jennifer Thompson at 202-551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Paul Richter